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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ALTIRIS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02148M 10 0

(Cusip Number)

Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: TCV IV, L.P. See item 2 for identification of the General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,404,586 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 4,404,586 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,404,586 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 17.20%

14.	Type of Reporting Person (See Instructions): PN

(A) Please see Item 5.

1.	Name of Reporting Person: TCV IV STRATEGIC PARTNERS, L.P. See item 2 for identification of the General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 164,241 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 164,241 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 164,241 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person (See Instructions): PN

(A) Please see Item 5.

1.	Name of Reporting Person: Technology Crossover Management IV, L.L.C. See item 2 for identification of the Managing Members		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,578,816 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 4,578,816 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,578,816 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.88%

14.	Type of Reporting Person (See Instructions): OO

(A) Please see Item 5.

1.	Name of Reporting Person: JAY C. HOAG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- SHARES OF COMMON STOCK

		8.	Shared Voting Power: 4,607,636 SHARES OF COMMON STOCK (A)

		9.	Sole Dispositive Power: 4,607,636 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,607,636 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.97%

14.	Type of Reporting Person (See Instructions): IN

(A) Please see Item 5. Includes options issued under the 2002 Stock Plan and held directly by Reporting Person that can be immediately exercised for a total of 25,000 shares. This also includes 3,820 shares held of record by the Reporting Person's family trust of which Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

1.	Name of Reporting Person: RICHARD H. KIMBALL		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- SHARES OF COMMON STOCK

		8.	Shared Voting Power: 4,583,045 SHARES OF COMMON STOCK (A)

		9.	Sole Dispositive Power: 4,583,045 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,583,045 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.90%

14.	Type of Reporting Person (See Instructions): IN

(A) Please see Item 5. This includes 4,229 shares held of record by the Reporting Person's family trust of which Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Altiris, Inc., a Delaware corporation (“Altiris” or the “Company”). The Company’s principal executive offices are located at 588 West 400 South Lindon, Utah 84042.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) Jay C. Hoag (“Mr. Hoag”) and (5) Richard H. Kimball (“Mr. Kimball”). TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

TCV IV and Strategic Partners IV purchased the following shares of the Company’s Common Stock in the open market (the “Market Shares”):

Name of Investor	Date	Shares Acquired	Price per Share

TCV IV	8/5/02	6,266	$5.9931
Strategic Partners IV	8/5/02	234	$5.9931
TCV IV	8/6/02	14,461	$6.2508
Strategic Partners IV	8/6/02	539	$6.2508

The source of funds for the acquisition of the Market Shares by TCV IV and Strategic Partners IV was capital contributions from their respective partners.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Market Shares for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Market Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed May 24, 2002 (which is incorporated by reference herein), the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on December 4, 2003, TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball owned directly and/or indirectly the following shares:

	Number of Total Shares	Percentage of Outstanding Shares (*)
Name of Investor	(Including Options)	(Including Options)

TCV IV	4,404,586	17.20	%(**)
Strategic Partners IV	164,241	Less than 1	% (**)
Management IV	4,578,816	17.88	% (**)
Mr. Hoag	4,607,636	17.97	% (**)(***)
Mr. Kimball	4,583,045	17.90	% (**)(****)

(*) All percentages in this table are based on the 25,609,951 shares of Common Stock of the Company outstanding, as reported on the Company’s Form 10Q filed with the Securities and Exchange Commission on November 13, 2003.

(**) Certain Reporting Persons disclaim beneficial ownership as set forth below.

(***) Includes 3,820 shares held by the Reporting Person’s family trust. This also includes 25,000 shares held by Reporting Person which were issued under the 2002 Stock Plan. Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(****) Includes 4,229 shares held by the Reporting Person’s family trust of which Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Each of TCV IV and Strategic Partners IV (together the “TCV IV Funds”) has the sole power to dispose or direct the disposition of the Common Stock held directly by them and as reported herein. Each of the TCV IV Funds has the sole power to direct the vote of its respective Common Stock. Management IV, as the sole general partner of the TCV IV Funds, may also be deemed to have the sole power to dispose or direct the disposition of the Common Stock and direct the vote of the Common Stock. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the Common Stock held by TCV IV Funds and the shared power to direct the vote of the Common Stock held by TCV IV Funds. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV Funds except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). On December 4, 2003, the TCV IV Funds listed below made an in-kind pro-rata distribution to their general partners and limited partners, without consideration:

Name of Investor	Shares Distributed

TCV IV	992,337
Strategic Partners IV	37,003

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth herein and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed May 24, 2002 (which is incorporated by reference herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Altiris, Inc. filed on May 24, 2002)

Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2003

TCV IV, L.P.

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Altiris, Inc. filed on May 24, 2002)

Exhibit 2	Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)